Nasdaq 151 West 42nd Street, NY 10036 USA | Nasdaq.com

December 9, 2025

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq MRX, LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 12/9/2025	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

25004951

1. State the name of the applicant: Nasdaq MRX, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) 301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim (Name) Senior Associate General Counsel (Title) 646-420-7816 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 01/30/2014 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 12/9/2025 (MM/DD/YY) Nasdaq MRX, LLC (Name of applicant)

By: John A. Zecca Date: 2025.12.09 15:19:24 -05'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this _______ day of _______________ (Month), __________ (Year) by ____________________ (Notary Public)

My Commission expires ________________ County of __________________ S tate of __________________________

Based upon relief from the Commission staff and difficulties arising from Covid-19, Nasdaq MRX, LLC is making this filing without notarization.

Exhibit C

Recent Nasdaq Entity Changes:

- Whittaker & Garnier Limited – dissolved November 13, 2025
- Curzon Street Holdings Limited – dissolved November 13, 2025
- AxiomSL Ltd. (UK) – dissolved November 20, 2025
- Shareholder.com B.V. – merged into Adenza Netherlands B.V., effective December 1, 2025
- Calypso Singapore Pte Ltd – Tal Cohen and Laurent Jacquemin resigned as directors, effective November 18, 2025; Virginie Barbot appointed as director, effective November 18, 2025
- Change of address *all* Swedish legal entities (list below), effective as of November 17, 2025. The new address is 105 78 Stockholm, Sweden.
    - Cinnober Financial Technology AB
    - Nasdaq AB
    - Nasdaq Clearing AC
    - Nasdaq Exchange and Clearing Services AB
    - Nasdaq Holding AB
    - Nasdaq Spot AB
    - Nasdaq Stockholm AB
    - Nasdaq Technology AB
    - Nasdaq Treasury AB
    - OMX Treasury Euro AB
    - OMX Treasury Euro Holding AB